The Malaysia Fund, Inc. June 16,2010
Director		For		Withheld
Frank L. Bowman		3,936,329	2,828,774
James F. Higgins	3,903,666	2,861,437
Manuel H. Johnson	3,904,617	2,860,486

To consider and act upon a shareholder proposal recommending that the Board take the steps necessary to adopt an interval fund structure

For		Withheld	Abstain	  Broker Non-Votes
3,944,895	496,089		13,241	  2,310,878